Mail Stop 0510


      April 20, 2005

via U.S. mail and facsimile

Mr. Geoffrey S. Flagg
Chief Financial Officer
Rentech, Inc.
1331 17th Street, Suite 720
Denver, Colorado 80202-1557


	RE: Form 10-K for the fiscal year ended September 30, 2004
                   Form 10-Q for the quarter December 31, 2004
                   File No. 0-19260

Dear Mr. Flagg:

		We have reviewed your response letter dated April 4,
2005
and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.


Liquidity and Capital Resources, page 50

2. We have reviewed your response to comment 6. Please revise your disclosure to quantify the historical cash flows associated with OKON.

Contractual Obligations, page 63

3. Please disclose the interest rate assumptions used to determined the estimated interest payments.

Note 1 - Description of Business and Summary of Significant
Accounting Policies

Management`s Plans, page F-10

4. Please tell us how you intend to account for the deferred acquisition cost associated with the purchase of Royster-Clark Nitrogen. Please note that paragraph A8 of SFAS 141 requires that costs related to unsuccessful negotiations be expensed as incurred.
If you do not intend to expense all such costs, please provide us with additional information to help us understand the appropriateness of such accounting, including references to specific authoritative accounting literature supporting your accounting.

Note 4 - Investment in Advanced Technology Companies, page F-19

5. We have reviewed your response to comment 20. Given your statements that there were significant differences between previously projected revenues and cash flows for fiscal 2004 and current projections and that the value of your investment is based on a 2003 transaction, please tell us why you continue to believe that the
2003
transaction is a reasonable basis on which to estimate the fair value of your investment in Global Star Energy.

Note 10 - Stockholder`s Equity, page F-23

6. We have reviewed your responses to comments 24 and 25. Please tell us why you have assumed a dividend yield in valuing your warrants and stock options given that you have not paid common stock dividends over the last three years.

7. Please also tell us the risk free rate used in valuing the instruments covered by comments 24 and 25.

8. We assume that the warrants were issued to non-employees and were initially accounted for under SFAS 123. If true, please confirm this is also true with respect to the options for which you extended the expiration date.

FORM 10-Q FOR PERIOD ENDED DECEMBER 31, 2004

Comment applicable to your interim filing

9. Please address the comments above in your interim filings as well.


FORM 8-K REPORT FILED ON APRIL 4, 2005

10. Please tell us why the $300,000 amount to be received from the sale of the OKON subsidiary in monthly installments based on sales has been classified as a current asset. Based on OKON`s most recent sales of $2,265,567, it appears that a portion of this receivable should be classified as a long term asset in your pro forma balance sheet.

11. Please tell us more to help us understand the activity leading from the net assets sold per the pro forma balance sheet of $1.2 million to the net book value as of March 8, 2005 of $1.4 million.

12. Please revise the title of the pro forma balance sheet to clarify that it is as of December 31, 2004, rather than "for the three months ended December 31, 2004."


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or,
in his absence, Scott Watkinson, Staff Accountant, at (202) 942-
2926
or, to the undersigned, at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief
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Mr. Geoffrey S. Flagg
April 20, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE